Manulife Financial Corporation
Notice of Meeting and Record Date

Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, please be advised as follows:

Meeting Date	May 8, 2008
Record Date for Notice	March 18, 2008
Beneficial Ownership Determination Date	March 18, 2008
Record Date for Voting	N/A
Securities Entitled to Notice	Common Shares
Securities Entitled to Vote	Common Shares
Business to be Conducted	Non-special

/s/ Angela K. Shaffer
Vice President and Corporate Secretary

February 11, 2008

200 Bloor Street East, Toronto, ON M4W 1E5 Tel: (416) 926-3000	www.manulife.com
Manulife Financial and the block design are registered service marks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.